UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

CAZOO GROUP LTD.

(Name of Issuer)

Class A Ordinary Shares, par value $0.002 per share

(Title of Class of Securities)

G2007L204

(CUSIP Number)

Michael Ellis
Chief Operating Officer & Chief Compliance Officer
Inherent Group, LP
530 Fifth Avenue, Suite 702
New York, NY 10036
(646) 494-0202

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 20, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Credit Opportunities Master, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 55,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 55,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%[1]
14.	TYPE OF REPORTING PERSON (see instructions) PN

1 The percentages set forth herein are calculated based on (i) 38,764,228 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on August 15, 2023, plus (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Credit Opportunities GP, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 55,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 55,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%[2]
14.	TYPE OF REPORTING PERSON (see instructions) PN, HC

2 The percentages set forth herein are calculated based on (i) 38,764,228 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on August 15, 2023, plus (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent ESG Opp GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 370,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 370,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 370,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.9%[3]
14.	TYPE OF REPORTING PERSON (see instructions) HC

3 The percentages set forth herein are calculated based on (i) 38,764,228 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on August 15, 2023, plus (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent ESG Opportunity Master, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 315,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 315,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8% [4]
14.	TYPE OF REPORTING PERSON (see instructions) PN

4 The percentages set forth herein are calculated based on (i) 38,764,228 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on August 15, 2023, plus (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent ESG Opportunity GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 315,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 315,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%[5]
14.	TYPE OF REPORTING PERSON (see instructions) HC

5 The percentages set forth herein are calculated based on (i) 38,764,228 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on August 15, 2023, plus (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Private Opportunities 2021, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 130,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 130,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3% [6]
14.	TYPE OF REPORTING PERSON (see instructions) PN

6 The percentages set forth herein are calculated based on (i) 38,764,228 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on August 15, 2023, plus (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Private Opportunities 2021 GP, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 130,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 130,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%[7]
14.	TYPE OF REPORTING PERSON (see instructions) HC, PN

7 The percentages set forth herein are calculated based on (i) 38,764,228 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on August 15, 2023, plus (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Private Opportunities 2021 GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 130,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 130,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%[8]
14.	TYPE OF REPORTING PERSON (see instructions) HC

8 The percentages set forth herein are calculated based on (i) 38,764,228 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on August 15, 2023, plus (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Group, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 500,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%[9]
14.	TYPE OF REPORTING PERSON (see instructions) IA

9 The percentages set forth herein are calculated based on (i) 38,764,228 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on August 15, 2023, plus (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Inherent Group GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 500,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%[10]
14.	TYPE OF REPORTING PERSON (see instructions) HC

10 The percentages set forth herein are calculated based on (i) 38,764,228 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on August 15, 2023, plus (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Anthony Davis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 500,000
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 500,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%[11]
14.	TYPE OF REPORTING PERSON (see instructions) IN

11 The percentages set forth herein are calculated based on (i) 38,764,228 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on August 15, 2023, plus (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

CUSIP No. G2007L204	13D

Item 1.  Security and Issuer.

This Amendment No. 5 (“Amendment No. 5”) amends the statement on Schedule 13D filed with the Securities and Exchange Commission on March 27, 2023 as amended by Amendment No. 1 on April 27, 2023, Amendment No. 2 on May 16, 2023, Amendment No. 3 on June 16, 2023 and Amendment No. 4 on June 30, 2023. This Amendment No. 5 relates to Class A ordinary shares, par value $0.002 (the “Ordinary Shares”) of Cazoo Group Ltd., a Cayman Islands exempted company (the “Issuer”). The principal executive office of the Issuer is located at 41 Chalton Street, London, NW1 1JD, United Kingdom. Capitalized terms used herein but not defined herein have the meanings ascribed to them in the Schedule 13D filed with the Securities and Exchange Commission on March 27, 2023 as hereinafter amended.

The Schedule 13D and prior amendments were filed pursuant to Rule 13d-1(k)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on the basis that the Reporting Persons may be deemed to be part of a group for purposes of Section 13(d) of the Exchange Act with the parties to the Cooperation Agreement notwithstanding the fact that the Reporting Persons beneficially own, individually and in the aggregate, less than 5% of the Ordinary Shares.

The filing of this Amendment No. 5 shall not be deemed an admission that the Reporting Persons are or were members of a “group” for purposes of Section 13(d) of the Exchange Act, and the Reporting Persons expressly disclaim beneficial ownership of all Notes, Ordinary Shares and other securities held or otherwise beneficially owned by the other parties to the Cooperation Agreement.

Item 2.  Identity and Background.

Items 2(a) and (c) of the Schedule 13D is hereby amended and restated as follows:

(a) This Statement is filed by

(i) Inherent Credit Opportunities Master, LP, a Cayman Islands exempted limited partnership (the “Credit Master Fund”);

(ii) Inherent Credit Opportunities GP, LP, a Delaware limited partnership (the “Credit GP”) and general partner of the Credit Master Fund;

(iii) Inherent ESG Opportunity Master, LP, a Cayman Islands exempted limited partnership (the “ESG Master Fund”);

(iv) Inherent ESG Opportunity GP, LLC, a Delaware limited liability company (the “ESG GP”) and general partner of the ESG Master Fund;

(v) Inherent ESG Opp GP, LLC, a Delaware limited liability company (“ESG Opp GP”) and general partner of each of the Credit GP and the ESG GP;

(vi) Inherent Private Opportunities 2021, LP, a Delaware limited partnership (“IPO2021” and together with the Credit Master Fund and the ESG Master Fund, the “Funds”);

(vii) Inherent Private Opportunities 2021 GP, LP, a Delaware limited partnership (“IPO2021 GP”) and general partner of IPO2021;

(viii) Inherent Private Opportunities 2021 GP, LLC, a Delaware limited liability company (“IPO2021 GP LLC”) and general partner of IPO2021 GP;

(ix) Inherent Group, LP, a Delaware limited partnership (“Inherent”) and investment adviser to each of the Funds;

(x) Inherent Group GP, LLC, a Delaware limited liability company (“Inherent GP”) and the general partner of Inherent; and

(xi) Anthony Davis, a United States citizen and the chief executive officer and chief investment officer of Inherent (“Mr. Davis” and together with the persons listed in (i) through (x), the “Reporting Persons”).

(c) The principal present employment or occupation of Mr. Davis is chief executive officer and chief investment officer of Inherent.

Item 4.  Purpose of Transaction.

This Item 4 is hereby amended to include the following:

The Funds previously entered into a Cooperation Agreement, dated March 17, 2023 (as subsequently amended, the “Cooperation Agreement”), with certain other holders of Notes. Pursuant to a Termination Agreement dated September 22, 2023 (the “Termination Agreement”), the Cooperation Agreement has been terminated effective immediately prior to the effectiveness of the Transaction Support Agreement (as defined below).

The Cooperation Agreement has been terminated and therefore Rule 13d-1(k)(2) no longer applies to the Reporting Persons (who no longer may be deemed to be part of a group for purposes of Section 13(d) of the Exchange Act with the parties to the Cooperation Agreement). The Reporting Persons beneficially own, individually and in the aggregate, less than 5% of the Ordinary Shares.

The filing of this Amendment No. 5 shall not be deemed an admission that the Reporting Persons are or were members of a “group” for purposes of Section 13(d) of the Exchange Act, and the Reporting Persons expressly disclaim beneficial ownership of all Notes, Ordinary Shares and other securities held or otherwise beneficially owned by the other parties to the Cooperation Agreement.

The foregoing description of the Termination Agreement does not purport to be complete and is qualified in its entirety by reference to the Termination Agreement, a copy of which is filed as Exhibit 99.9 to this Amendment No. 5 and is incorporated by reference herein.

On September 20, 2023 (prior to entering into the Termination Agreement and before Rule 13d01(k)(2) ceased to be applicable to the Reporting Persons), the Issuer and certain of its subsidiaries entered into a transaction support agreement (together with the Transaction Term Sheet attached as Exhibit A thereto, the “Transaction Support Agreement”) with the Funds and certain other noteholders representing more than 75% of the Issuer’s $630 million aggregate principal amount of outstanding Notes (together with the Reporting Persons, the “Consenting Noteholders”) and shareholders representing more than 25% of the Issuer’s outstanding Ordinary Shares.

The Transaction Support Agreement contemplates that, among the transactions and actions proposed thereby (the “Transactions”), the Issuer will conduct an exchange offer (the “Exchange Offer”) pursuant to which it will issue to each current holder of Notes, upon the tender and cancellation of all $630 million aggregate principal amount of outstanding Notes, such holder’s pro rata share of (i) $200 million aggregate principal amount of new senior secured notes due February 2027 (the “New Notes”) and (ii) a number of Ordinary Shares (the “New Shares”) which will represent 92% of the Ordinary Shares outstanding after completion of the Transactions. Pursuant to, and subject to the terms and conditions of, the Transaction Support Agreement, each Consenting Noteholder has agreed, among other things, to tender its Notes in the Exchange Offer.

The Transaction Support Agreement contemplates that, following the Transactions, the existing holders of the Issuer’s Ordinary Shares (after giving effect to a reverse stock split of the Issuer’s issued and unissued share capital at a ratio to be agreed) will retain pro rata 8% of the post-Transactions Ordinary Shares outstanding and, as part of the Transactions, will receive three tranches of new warrants (or such other equity or equity-like instruments as may be agreed) (the “New Warrants”) which will provide the opportunity to acquire further Ordinary Shares in the future depending upon the Issuer’s achievement of specified equity valuation hurdles.

The Transaction Support Agreement further contemplates that the Issuer will replace its current board of directors with a new board of directors consisting of seven members, six of whom will be chosen by the Consenting Noteholders and one of whom will be chosen by the Issuer’s current board of directors.

The Transaction Support Agreement became effective on September 22, 2023 (the “Support Effective Date”), and will remain effective until the earliest of (i) with respect to any party, the date on which the Transaction Support Agreement is terminated in accordance with its terms with respect to such party, (ii) an outside date of November 15, 2023, which is subject to extension as set forth in the Transaction Support Agreement, and (iii) the date on which the Transactions contemplated by the Transaction Support Agreement have been consummated.

The foregoing description of the Transaction Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Transaction Support Agreement, a copy of which is filed as Exhibit 99.8 to this Amendment No. 5 and is incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer.

This Items 5(a)-(b) is hereby amended and restated in its entirety as follows:

(a) and (b)

Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 5 are incorporated herein by reference.

The Schedule 13D and prior amendments were filed pursuant to Rule 13d-1(k)(2) promulgated under the Exchange Act on the basis that the Reporting Persons may be deemed to be part of a group with the Parties to the Cooperation Agreement notwithstanding that the Reporting Persons beneficially own less than 5% of the Ordinary Shares.

The Cooperation Agreement has been terminated and therefore Rule 13d-1(k)(2) no longer applies to the Reporting Persons (who no longer may be deemed to be part of a group for purposes of Section 13(d) of the Exchange Act with the parties to the Cooperation Agreement). The Reporting Persons beneficially own, individually and in the aggregate, less than 5% of the Ordinary Shares.

The filing of this Amendment No. 5 shall not be deemed an admission that the Reporting Persons are or were members of a “group” for purposes of Section 13(d) of the Exchange Act, and the Reporting Persons expressly disclaim beneficial ownership of all Notes, Ordinary Shares and other securities held or otherwise beneficially owned by the other parties to the Cooperation Agreement.

The percentages reported in this Amendment No. 5 are calculated based upon (i) 38,764,228 Ordinary Shares outstanding as of June 30, 2023, as reported in the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on August 15, 2023, and (ii) 500,000 Ordinary Shares that the Reporting Persons currently have the right to acquire within 60 days upon conversion of the Notes.

Credit GP and ESG Opp GP disclaim beneficial ownership over all securities beneficially owned by the Credit Master Fund, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Amendment No. 5 shall not be deemed an admission that Credit GP and ESG Opp GP are the beneficial owners of such securities for any other purpose.

ESG GP and ESG Opp GP disclaim beneficial ownership over all securities beneficially owned by the ESG Master Fund, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Amendment No. 5 shall not be deemed an admission that ESG GP and ESG Opp GP are the beneficial owners of such securities for any other purpose.

IPO2021 GP and IPO2021 GP LLC disclaim beneficial ownership over all securities beneficially owned by IPO2021, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Amendment No. 5 shall not be deemed an admission that IPO2021 GP and IPO2021 GP LLC are the beneficial owners of such securities for any other purpose.

Inherent, Inherent GP and Mr. Davis disclaim beneficial ownership over all securities beneficially owned by the Funds, other than for the purpose of determining obligations under the Exchange Act, and the filing of this Amendment No. 5 shall not be deemed an admission that Inherent, Inherent GP and Mr. Davis are the beneficial owners of such securities for any other purpose.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item 6 is hereby amended to include the following:

The response to Item 4 of this Amendment No. 5 is incorporated by reference herein.

Except as described in Schedule 13D, as amended by this Amendment No. 5, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D, although, subject to the agreements described herein, the Reporting Persons, at any time and from time to time, may review, reconsider and change their position and/or change their purpose and/or develop such plans and may seek to influence management or the board of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.8	Transaction Support Agreement, dated September 20, 2023 (incorporated herein by reference to the Transaction Support Agreement attached as Exhibit 99.1 to the Issuer’s current report on Form 6-K filed with the Commission on September 20, 2023).

Exhibit 99.9	Termination Agreement, dated September 22, 2023.

CUSIP No. G2007L204	13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2023

INHERENT CREDIT OPPORTUNITIES MASTER, LP By: Inherent Credit Opportunities GP, LP, its general partner By: Inherent ESG Opp GP, LLC, its general partner

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

Inherent Credit Opportunities GP, LP By: Inherent ESG Opp GP, LLC, its general partner

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT ESG OPPORTUNITY MASTER, LP By: Inherent ESG Opportunity GP, LLC, its general partner By: Inherent ESG Opp GP, LLC, its managing member

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT ESG OPPORTUNITY GP, LLC By: Inherent ESG Opp GP, LLC, its managing member

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT ESG OPP GP, LLC

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT PRIVATE OPPORTUNITIES 2021, LP By: Inherent Private Opportunities 2021 GP, LP, its general partner By: Inherent Private Opportunities 2021 GP, LLC, its general partner

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT PRIVATE OPPORTUNITIES 2021 GP, LP By: Inherent Private Opportunities 2021 GP, LLC, its general partner

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT PRIVATE OPPORTUNITIES 2021 GP, LLC

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT GROUP, LP By: Inherent Group GP, LLC, its general partner

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

INHERENT GROUP GP, LLC

By:	/s/ Michael Ellis
Name: Michael Ellis
Title: COO & CCO

ANTHONY DAVIS

By:	/s/ Anthony Davis